Western Massachusetts Electric Company					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings, as defined:
Net income	$18,330	$23,604	$15,644	$15,085	$12,373
Income tax expense	10,545	14,586	7,766	9,294	7,187
Equity in (earnings)/losses of regional nuclear
generating companies	(101)	(526)	241	(311)	(149)
Dividends received from regional equity investees	-	701	372	103	687
Fixed charges, as below	21,910	22,162	21,087	19,801	17,156
Less: Interest capitalized (including AFUDC)	(1,010)	(983)	(853)	(455)	(220)
Total earnings, as defined	$49,674	$59,544	$44,257	$43,517	$37,034

Fixed charges, as defined:
Interest on long-term debt (a)	$13,244	$11,577	$10,671	$9,535	$6,655
Interest on rate reduction bonds	5,133	5,839	6,723	7,570	8,332
Other interest (b)	1,256	2,430	1,507	1,041	782
Rental interest factor	1,267	1,333	1,333	1,200	1,167
Interest capitalized (including AFUDC)	1,010	983	853	455	220
Total fixed charges, as defined	$21,910	$22,162	$21,087	$19,801	$17,156

Ratio of Earnings to Fixed Charges	2.27	2.69	2.10	2.20	2.16

(a)

Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b)

For the year ended December 31, 2008, other interest includes interest expense related to Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109."